SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549






                                   FORM 11-K



            X       ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1994

                                       OR


                  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934







                            Full title of the Plan:

          GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN






Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                GATX Corporation

             500 West Monroe Street, Chicago, Illinois  60661-3676
                                  312/621-6200


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                  GATX CORPORATION SALARIED
                                              EMPLOYEES RETIREMENT SAVINGS PLAN
                                                        (Name of Plan)




                                              By:     /s/ James Conniff
                                                 ------------------------------
                                                         James Conniff
                                                        Plan Administrator


Dated:  March 29, 1995

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS FOR ANNUAL REPORT ON FORM 11-K

December 31, 1994





The following financial data are submitted herewith:

           Report of Independent Auditors ..................................  3

           Consent of Independent Auditors .................................  4

           Statements of Financial Condition ...............................  5

           Statements of Income and Changes in
             Participants' Equity ..........................................  7

           Notes to Financial Statements ................................... 10

All schedules have been omitted because the information required therein is included in the financial statements and notes thereto.

REPORT OF INDEPENDENT AUDITORS




Benefits Committee
GATX Corporation


We have audited the accompanying statements of financial condition of GATX Corporation Salaried Employees Retirement Savings Plan as of December 31, 1994 and 1993, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GATX Corporation Salaried Employees Retirement Savings Plan at December 31, 1994 and 1993, and the income and changes in participants' equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.




                                                ERNST & YOUNG LLP




Chicago, Illinois
March 10, 1995

CONSENT OF INDEPENDENT AUDITORS





We consent to the incorporation by reference in the following: (i) Registration Statement No. 2-92404 on Form S-8, filed July 26, 1984; (ii) Registration Statement No. 2-96593 on Form S-8, filed March 22, 1985; (iii) Registration Statement No. 33-38790 on Form S-8, filed February 1, 1991; and
(iv) Registration Statement No. 33-41007 on Form S-8 filed June 7, 1991 of GATX Corporation, pertaining to the GATX Corporation Salaried Employees Retirement Savings Plan, of our report dated March 10, 1995 with respect to the financial statements of GATX Corporation Salaried Employees Retirement Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 1994.



                                                ERNST & YOUNG LLP




Chicago, Illinois
March 28, 1995

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN


STATEMENT OF FINANCIAL CONDITION
December 31, 1994
                                        ASSURED                                                   PHILLIPS
                                        INCOME AND                                                PETROLEUM
                                        ANNUITY      GATX STOCK   EQUITY                EQUITY    COMPANY    EMPLOYEE
                                        OPTION       (NOTE D)     INDEX     BALANCED    GROWTH    SECURITIES LOANS    TOTAL
                                        -----------  -----------  --------- ---------   ---------  -------- --------  ----------
ASSETS
Investments at current value - Note C:
   GATX Corporation Common Stock                   $30,253,715                                                         $30,253,715
   Banker's Trust Pyramid GIC Fund    $21,309,967                                                                       21,309,967
   Metropolitan Life Group Annuity
    Contract Nos. 11796-5 and 12518     9,261,988                                                                        9,261,988
   Harris Trust and Savings Bank
    Trust for Collective Investment
    of Employee Benefit Accounts                                $7,714,993                                               7,714,993
   Jennison Balanced Fund                                                  $2,517,155                                    2,517,155
   Putnam Voyager Fund                                                                 $3,554,640                        3,554,640
   Phillips Petroleum Company
    Common Stock                                                                                   $34,977                  34,977
                                      -----------  -----------   ---------   ----------  ----------  -------  ---------   --------

     Subtotal                          30,571,955   30,253,715   7,714,993  2,517,155   3,554,640   34,977              74,647,435

   Loans to participants                                                                                    $3,402,108   3,402,108
   Cash                                   355,004      495,519      71,843     39,335      79,509    3,844               1,045,054
   Net Receivable/(Payable)               230,164      (21,521)   (151,793)   (30,186)     35,487                           62,151
                                      -----------  -----------     --------   ---------  ---------  -------  --------- -----------

        TOTAL ASSETS                  $31,157,123  $30,727,713  $7,635,043 $2,526,304  $3,669,636  $38,821  $3,402,108 $79,156,748
                                      ===========  ===========  ========== ==========  ==========  =======  ========== ===========

PARTICIPANTS' EQUITY                  $31,157,123  $30,727,713  $7,635,043 $2,526,304  $3,669,636  $38,821  $3,402,108 $79,156,748
                                      ===========  ===========  ========== ==========  ==========  =======  ========== ===========

See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENT OF FINANCIAL CONDITION
December 31, 1993
                                      ASSURED                                                     PHILLIPS
                                      INCOME AND                                                  PETROLEUM
                                      ANNUITY      GATX STOCK   EQUITY                 EQUITY     COMPANY     EMPLOYEE
                                      OPTION       (NOTE D)     INDEX      BALANCED    GROWTH     SECURITIES  LOANS    TOTAL
                                      ----------   -----------  ---------  ----------  ----------  --------  --------- -------
ASSETS
Investments at current value - Note C:
     GATX Corporation Common Stock                 $26,226,144                                                         $26,226,144
     Banker's Trust Pyramid GIC Fund  $17,421,990                                                                       17,421,990
     Metropolitan Life Group Annuity
      Contract Nos. 11796-5 and 12518  10,293,352                                                                       10,293,352
     Harris Trust and Savings Bank
      Trust for Collective Investment
      of Employee Benefit Accounts                              $7,088,017                                               7,088,017
     Jennison Balanced Fund                                                $1,993,495                                    1,993,495
     Putnam Voyager Fund                                                               $2,818,925                        2,818,925
     Phillips Petroleum Company
      Common Stock                                                                                 $30,972                  30,972
                                      ----------   -----------  ---------- ----------  ----------  -------  ---------  -----------

       Subtotal                        27,715,342   26,226,144   7,088,017  1,993,495   2,818,925   30,972              65,872,895

     Loans to participants                                                                                  $2,881,156   2,881,156
     Cash                                 365,808      468,716     105,503        602         683    2,515                 943,827
     Net Receivable/(Payable)            (382,186)     112,112    (111,256)   196,864     380,860                          196,394
                                      -----------  -----------  ----------- ---------   ---------  -------  ----------   ---------

          TOTAL ASSETS                $27,698,964  $26,806,972  $7,082,264 $2,190,961  $3,200,468  $33,487  $2,881,156 $69,894,272
                                      ===========  ===========  ========== ==========  ==========  =======  ========== ===========

PARTICIPANTS' EQUITY                  $27,698,964  $26,806,972  $7,082,264 $2,190,961  $3,200,468  $33,487  $2,881,156 $69,894,272
                                      ===========  ===========  ========== ==========  ==========  =======  ========== ===========


See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
Year Ended December 31, 1994
                                      ASSURED                                                    PHILLIPS
                                      INCOME AND                                                 PETROLEUM
                                      ANNUITY                   EQUITY                 EQUITY    COMPANY     EMPLOYEE
                                      OPTION       GATX STOCK   INDEX      BALANCED    GROWTH    SECURITIES  LOANS        TOTAL
                                      -----------  ----------   ------     ---------   --------  ---------- ---------  ----------
CONTRIBUTIONS & INVESTMENT INCOME
 Contributions by GATX
   Corporation and subsidiaries                    $ 1,821,458                                                         $  1,821,458
 Salary deferrals by participants     $ 2,482,955      894,708  $  741,459 $  403,948  $  764,311                         5,287,381
 Rollover contributions by participants    25,506       21,008      15,687     47,341                                       109,542
 Dividend income                                     1,025,421     211,981                         $ 1,196                1,238,598
 Interest income                        1,930,692        5,946         756        300         735      133  $  246,380    2,184,942
 Gain on sale of investments--Note C                 1,011,897      12,450      2,436     184,524                         1,211,307
                                       ----------   ----------  ----------  ---------  ----------  -------  ----------    ----------

     TOTAL CONTRIBUTIONS AND
         INVESTMENT INCOME              4,439,153    4,780,438     982,333    454,025     949,570    1,329     246,380   11,853,228
                                      -----------   ----------  ----------  ----------  ----------   -----   ----------    ---------

NET TRANSFERS AUTHORIZED
   BY PARTICIPANTS                        731,212     (294,216)   (21,072)    (52,477)   (363,447)
UNREALIZED INCREASE (DECREASE)
 IN CURRENT VALUE OF INVESTMENTS                     1,238,578   (112,535)    (60,345)   (123,165)   4,005                  946,538
WITHDRAWALS BY PARTICIPANTS            (1,332,892)  (1,717,197)  (274,902)    (34,786)    (81,337)             (96,176)  (3,537,290)
LOANS TO PARTICIPANTS                  (1,294,428)    (337,854)  (165,078)    (61,927)   (112,997)           1,972,284
LOAN REPAYMENTS BY PARTICIPANTS           915,114      250,992    144,033      90,853     200,544           (1,601,536)
                                       ----------   ----------  ---------    --------    --------   -------  ----------  -----------

                                         (980,994)    (859,697)  (429,554)   (118,682)   (480,402)   4,005     274,572   (2,590,752)
                                       ----------    ----------   --------   ---------   ---------   -----   ----------  ----------

INCREASE IN PARTICIPANTS' EQUITY        3,458,159    3,920,741    552,779     335,343     469,168    5,334     520,952    9,262,476

Participants' equity
 at January 1, 1994                    27,698,964   26,806,972  7,082,264   2,190,961   3,200,468   33,487   2,881,156   69,894,272
                                      -----------   ----------  ---------   ----------  ---------   ------   ---------  ----------

        PARTICIPANTS' EQUITY
         AT DECEMBER 31, 1994         $31,157,123  $30,727,713 $7,635,043  $2,526,304  $3,669,636  $38,821  $3,402,108 $ 79,156,748
                                      ===========  =========== ==========  ==========  ==========  =======  ========== ============

See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
Year Ended December 31, 1993
                                           ASSURED                                                  PHILLIPS
                                           INCOME AND                                               PETROLEUM
                                FIXED      ANNUITY                 EQUITY                EQUITY     COMPANY     EMPLOYEE
                                INCOME     OPTION      GATX STOCK  INDEX      BALANCED   GROWTH     SECURITIES  LOANS     TOTAL
                                --------   ----------- ---------- ----------- ---------- ---------  ---------  -------  ----------
CONTRIBUTIONS & INVESTMENT
  INCOME
 Contributions by GATX
  Corporation and subsidiaries                         $ 1,725,817                                                      $ 1,725,817
 Salary deferrals by
  participants                  $  188,426 $ 2,725,490     735,446 $  804,131 $  177,526 $  257,464                       4,888,483
 Rollover contributions
      by participants                9,333      32,666      11,965     11,124     15,776     16,199                          97,063
 Dividend income                                           874,613    184,630                       $ 1,196               1,060,439
 Interest income                   130,603   2,101,305       4,954        832        174        159      58 $   230,917   2,469,002
 Gain on sale
      of investments--Note C       278,154                 547,593     48,174        157    105,142                         979,220
                                 ---------  ----------  ----------   --------  ---------    --------   ------ -----------   -------

   TOTAL CONTRIBUTIONS
    AND INVESTMENT INCOME          606,516   4,859,461   3,900,388  1,048,891    193,633    378,964   1,254     230,917  11,220,024
                                 ---------  ----------   ---------   ---------  --------    -------    ----- ----------- ----------

NET TRANSFERS
 AUTHORIZED BY PARTICIPANTS     (3,033,957)   (806,591)   (369,858)  (339,494) 1,905,267  2,644,633
 UNREALIZED INCREASE (DECREASE)
 IN CURRENT VALUE OF INVESTMENTS  (109,013)              4,091,452    389,966     70,097    137,412   4,139               4,584,053
WITHDRAWALS BY PARTICIPANTS       (181,892) (2,096,884) (1,137,412)  (143,436)    (5,221)   (24,489)            (27,781) (3,617,115)
LOANS TO PARTICIPANTS              (83,140) (1,044,104)   (326,816)  (175,805)   (15,916)   (17,859)          1,663,640
LOAN REPAYMENTS BY PARTICIPANTS     43,410     914,321     254,687    139,202     43,101     81,807          (1,476,528)
                                ----------  ----------   ---------  ---------    -------   --------    -----  ----------  ---------

                                (3,364,592) (3,033,258)  2,512,053   (129,567) 1,997,328  2,821,504   4,139     159,331     966,938
                                ----------    ---------- ---------    -------- ---------- ---------    ----- ----------  ----------
  INCREASE (DECREASE) IN
  PARTICIPANTS' EQUITY          (2,758,076)  1,826,203   6,412,441    919,324  2,190,961  3,200,468   5,393     390,248  12,186,962

Participants' equity
 at January 1, 1993              2,758,076  25,872,761  20,394,531  6,162,940          0          0  28,094   2,490,908  57,707,310
                                ----------  ----------  ----------  --------- ---------  ---------   ------- ---------- -----------

PARTICIPANTS' EQUITY
AT DECEMBER 31, 1993            $        0 $27,698,964 $26,806,972 $7,082,264 $2,190,961 $3,200,468 $33,487 $ 2,881,156 $69,894,272
                                ========== ===========  ========== ========== ========== ========== ======= =========== ===========

See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
Year Ended December 31, 1992
                                                 ASSURED                                        PHILLIPS
                                                 INCOME AND                                     PETROLEUM
                                      FIXED      ANNUITY                   EQUITY     CURRENT   COMPANY       EMPLOYEE
                                     INCOME      OPTION       GATX STOCK   INDEX      YIELD     SECURITIES    LOANS        TOTAL
                                     ---------   --------     ----------   -------    --------  ----------   ----------   ---------
CONTRIBUTIONS & INVESTMENT INCOME
 Contributions by GATX
  Corporation and subsidiaries                                $1,580,222                                                $ 1,580,222
 Salary deferrals by participants  $  338,420   $ 2,581,154      713,666  $  703,801  $ 22,901                            4,359,942
 Rollover contributions
  by participants                       3,680        18,586       16,833      12,164                                         51,263
 Dividend income                                                 731,975     163,406            $  1,028                    896,409
 Interest income                      158,683     2,099,881        9,180         774    13,373       238   $  212,434     2,494,563
 Gain on sale of
  investments -- NOTE C                14,653                     69,657      16,480                   6                    100,796
                                   ----------     ----------   -----------   --------   -------   -------   -----------     -------

       TOTAL CONTRIBUTIONS
        AND INVESTMENT INCOME         515,436     4,699,621    3,121,533     896,625    36,274     1,272      212,434     9,483,195
                                   ----------     ----------   ----------  ----------    ------    ------   -----------   ---------

NET TRANSFERS
 AUTHORIZED BY PARTICIPANTS          (130,478)     (528,279)     768,063     328,514  (437,820)
UNREALIZED INCREASE (DECREASE)
 IN CURRENT VALUE OF INVESTMENTS      (47,118)                 2,688,753     253,185                 911                  2,895,731
WITHDRAWALS BY PARTICIPANTS           (82,495)   (1,202,272)    (490,877)   (415,608)  (14,788)               (33,000)   (2,239,040)
LOANS TO PARTICIPANTS                 (85,788)   (1,120,962)    (247,394)   (208,444)   (9,912)             1,672,500
LOAN REPAYMENTS BY PARTICIPANTS        71,818       745,387      241,000     161,664     2,193             (1,222,062)
                                   ----------   -----------  -----------   ---------    -------   -------  ----------    ----------

                                     (274,061)   (2,106,126)   2,959,545     119,311  (460,327)      911      417,438       656,691
                                   ----------    -----------  ----------   ---------  ---------   -------  ----------    ----------

       INCREASE (DECREASE) IN
        PARTICIPANTS' EQUITY          241,375     2,593,495    6,081,078   1,015,936  (424,053)    2,183      629,872    10,139,886

Participants' Equity
  at January 1, 1992                2,516,701    23,279,266   14,313,453   5,147,004   424,053    25,911    1,861,036    47,567,424
                                   ----------   -----------  -----------   ---------  --------   --------  -----------   -----------

       PARTICIPANTS' EQUITY
        AT DECEMBER 31, 1992       $2,758,076   $25,872,761  $20,394,531  $6,162,940  $      0   $28,094   $2,490,908   $57,707,310
                                   ==========   ===========  ===========  ==========  =========  =======   ==========   ===========

See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1994


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Investments are recorded at market or redemption value.

All costs and expenses incurred with regard to the purchase and sale of investments are borne by the GATX Corporation Salaried Employees Retirement Savings Plan (the Plan) and are included in the realized gain (loss) on sale of investments. Administrative and general expenses are paid by GATX Corporation.


NOTE B--DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan and was established to afford employees an opportunity to save systematically for retirement. The Plan is open to each eligible salaried employee of GATX, and each of its domestic subsidiaries which adopts or has adopted the Plan upon authorization by GATX, who has six months of service credit and has completed an enrollment form prior to one of the semi-annual enrollment dates of January 1st and July 1st.

A participant may contribute to the Plan from 1% to 15% of his or her compensation as defined by the Plan. GATX and its electing subsidiaries contribute an amount up to but not more than 50%, as determined from time to time by GATX, of the amount contributed by each participant but not to exceed 3% of the participant's compensation as defined by the Plan. Company contributions are invested in GATX Common Stock and short-term investments. All contributions are made in cash and deposited monthly. Contributions by participants are made by means of salary deferral and are fully vested as to employer contributions.

After one year of participation in the Plan, active participants may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1994


NOTE B--DESCRIPTION OF THE PLAN (Continued)

Participants may elect to have their contributions invested in the Assured Income and Annuity Option Fund, GATX Stock Fund, Equity Index Fund, Balanced Fund, Equity Growth Fund, or in a combination of any of the funds in multiples of 10% in each fund selected. On July 1, 1993 the Balanced Fund and Equity Growth Fund were added as investment options. At that time the Fixed Income Fund was frozen and at December 31, 1993 eliminated. Any remaining assets in the Fixed Income Fund were transferred to the Assured Income and Annuity Option Fund. Employees participating in the Plan had invested in the available funds as follows (some having invested in more than one fund):

                                                      December 31
                                                    --------------
                                                    1994      1993
                                                    ----      ----
         Total employees participating             1,691     1,436

         Assured Income and Annuity Option Fund    1,252     1,069
         GATX Stock Fund                             751       542
         Equity Index Fund                           682       500
         Balanced Fund                               397       288
         Equity Growth Fund                          599       404

As a result of a previous acquisition by GATX, rollover contributions, consisting of shares of common stock of Phillips Petroleum Company, were received by the Plan in 1979. As of December 31, 1994, one employee is participating in this Fund. Further contributions to the Fund are not allowed.

GATX intends this Plan to be permanent but reserves the right at any time to modify, amend, or terminate this Plan, including the right to suspend or permanently discontinue employer contributions upon 30 days prior notice to participants or to reduce (or increase but not to more than 50%) the rate of such contributions without notice. For the years ended December 31, 1994, 1993 and 1992, GATX's contribution rate was 50%.

Should the Plan terminate at some future date, its net assets will be available to provide participants their distributions in proportion to their allocable share of the Plan assets at the date of such termination.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

December 31, 1994

NOTE C--INVESTMENTS

The cost of investments and number of shares or units held at December 31, 1994 and 1993 were as follows:

                                                                  1994                                   1993
                                                      --------------------------           -----------------------------
                                                      SHARES/                              SHARES/
                                                      UNITS            COST                UNITS             COST
                                                      ---------        ---------           ---------         -----------
GATX Corporation Common Stock Fund                      687,584        $18,699,642           643,586         $16,113,254
Bankers Trust Pyramid GIC Fund                                -         21,309,967                 -          17,421,990
Metropolitan Life Group Annuity
 Contract Nos. 11796-5 and 12518                              -          9,261,988                 -          10,293,352
Harris Trust and Savings Bank Trust for
 Collective Investment of Employee Benefit Accounts -
           Equity Index Fund                              8,004          6,835,816             7,463           6,096,304
Jennison Balanced Fund                                1,500,879          2,507,403         1,162,534           1,923,398
Putnam Voyager Fund                                     308,563          3,540,393           235,106           2,681,513
Phillips Petroleum Company Common Stock                   1,068             20,622             1,068              20,622

                                                                       -----------                           -----------
                                                                       $62,175,831                           $54,550,433
                                                                       ===========                           ===========




GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

December 31, 1994

NOTE C--INVESTMENTS--Continued



The realized gain on sale of investments is the difference between the proceeds received and the average cost of investments sold, including transaction costs, and was determined as follows:
                                                 1994                                1993                           1992
                                  ----------------------------------  ------------------------------ ------------------------------
                                  AGGREGATE  AGGREGATE              AGGREGATE   AGGREGATE            AGGREGATE   AGGREGATE
                                  PROCEEDS   COSTS       GAIN       PROCEEDS    COSTS       GAIN     PROCEEDS    COSTS       GAIN
                                  ---------- ----------- ---------  ----------  ---------   -------- ----------  ----------  ------
GATX Corporation
Common Stock Fund                 $1,642,516 $  630,619  $1,011,897 $1,675,391  $1,127,798  $547,593 $  489,636  $419,979  $ 69,657
Harris Trust and Savings Bank
 Trust for Collective Investment
 of Employee Benefit Accounts:
   Fixed Income Fund                                                 3,176,117   2,897,963   278,154    378,500   363,847    14,653
   Equity Index Fund                 108,546     96,096      12,450    416,780     368,606    48,174    226,156   209,676    16,480
Jennison Balanced Fund               142,410    139,974       2,436      5,061       4,904       157
Putnam Voyager Fund                  777,620    593,096     184,524    147,848      42,706   105,142
Phillips Petroleum Company Senior
 Note Floating Rate Due 3/15/1997                                                                         2,598     2,584        14
Phillips Petroleum Company Senior
 Note Floating Rate Due 3/15/2000                                                                         1,993     2,001        (8)
                                  ---------- ----------  ---------- ----------  ----------  -------- ----------   -------  --------

                                  $2,671,092 $1,459,785  $1,211,307 $5,421,197  $4,441,977  $979,220 $1,098,883  $998,087  $100,796
                                  ========== ==========  ========== ==========  ==========  ======== ==========  ========  ========



GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

December 31, 1994


NOTE D--GATX COMMON STOCK

The balance in the GATX Stock Fund consisted of $22,894,021 of employer matching assets and $7,833,692 of employee contributed assets at December 31, 1994. As of December 31, 1993, these amounts were $19,659,385 and $7,147,587 respectively. The employer matching assets cannot be transferred from the GATX Stock Fund to other funds.


NOTE E--FEDERAL INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter of the Plan's status as a qualified profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code (the Code). Therefore, it is not subject to tax under present income tax laws. Amounts distributed from the Plan are taxable to the participants or their beneficiaries as provided by Section 402(a) of the Code. Under certain circumstances these distributions may be treated, in part, as long-term capital gain or as ordinary income subject to special income averaging. Distributions to a participant prior to the attainment of age 59-1/2 generally are subject to an additional 10% tax, unless such distributions are rolled over into a similar plan of another employer, an individual retirement account, or are made in the form of a deferred annuity contract.

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